Exhibit (e)(4)
EXCLUSIVITY AGREEMENT
This Exclusivity Agreement (this “Agreement”) is made as of September 25, 2021, between Pacira BioSciences, Inc. (“Pacira”) and Flexion Therapeutics, Inc. (the “Company”, and together with Pacira, the “Parties”).
BACKGROUND
A.   The Parties have engaged in and expect to continue to engage in non-binding discussions involving a possible acquisition of all of the outstanding capital stock of the Company by Pacira (the “Transaction”).
B.   In consideration of the time and resources necessary for Pacira to complete its due diligence and to negotiate the necessary documentation for the Transaction and incurring various related fees and expenses, the Parties wish to further define their respective rights and obligations with respect to their evaluation of the Transaction.
AGREEMENT
In consideration of the foregoing and the agreements contained in this Agreement, the Parties agree as follows:
1.   The Company agrees that from the date hereof until the earliest of (a) 11:59 p.m. Pacific Time on October 11, 2021, (b) Pacira’s express written notice to the Company that it no longer intends to pursue a Transaction or (c) the execution and delivery of definitive documentation with respect to a Transaction (the “Exclusivity Period”): (i) the Company shall negotiate exclusively with Pacira; (ii) the Company shall not, and shall cause its Affiliates and Representatives not to, directly or indirectly, initiate, solicit, discuss, negotiate or encourage (including by way of furnishing information) any inquiries, proposals or offers (whether publicly or otherwise and whether or not subject to conditions) from any third party relating to (A) an acquisition of the Company or any of its subsidiaries by merger or otherwise or an acquisition of beneficial ownership of greater than 5% of the Company’s or any of its subsidiaries’ outstanding capital stock or any material portion of the Company’s or any of its subsidiaries’ assets, or (B) a recapitalization, restructuring, reorganization, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries (collectively, an “Alternative Transaction”) or assist any third party in preparing or soliciting a proposal or offer relating in any way to an Alternative Transaction; (iii) the Company shall not, and shall not enter into an agreement to, and shall cause its subsidiaries not to, issue or sell any of its or their capital stock or securities exercisable, convertible or exchangeable therefor, other than the issuance or sale of such capital stock or securities exercisable, convertible or exchangeable therefor pursuant to equity compensation plans, currently outstanding warrants or any agreements in effect as of the date hereof; and (iv) the Company shall not have, and shall cause the Company’s Affiliates and Representatives not to have, any discussions, conversations, negotiations or other communications with any third party relating to, or that could be reasonably expected to lead to, an Alternative Transaction. The Company agrees that it shall, and shall cause its Affiliates and Representatives to, immediately cease any existing discussions, negotiations or activities, including the provision of non-public information (and the provision of access to non-public information) with any third party (other than Pacira) regarding the Company or its Affiliates with respect to any inquiry, proposal or offer relating to, or reasonably likely to lead to, an Alternative Transaction.
2.   For purposes of this Agreement, the term (i) “Representative” means any of a Party’s officers, directors, employees, representatives, Affiliates, agents, professional advisors (including attorneys, financial advisors and accountants) or authorized representatives, (ii) “Person” means any natural person, general or limited partnership, corporation, limited liability company, limited liability partnership, firm, association or organization, trust, joint venture, governmental entity or other legal entity, and (iii) “Affiliates” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified Person.
3.   The Parties acknowledge and agree that unless and until the execution and delivery of definitive documentation with respect to the Transaction, none of the Parties or any of their respective Affiliates intends to be, nor shall any of them be, under any legal obligation of any kind whatsoever with respect to the Transaction, any other transaction or otherwise, except for the matters specifically agreed to in this Agreement. Neither the discussions or negotiations between the Parties nor this Agreement is intended to, and they do not, create any duties or obligations between the Parties other than those obligations specifically set forth herein.
4.   The terms of this Agreement may be modified or waived only by a separate writing signed by each of the Parties that expressly modifies or waives any such term. Each of the Parties agrees that irreparable harm would occur if any of the provisions of this Agreement were not to be performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.
5.   This Agreement will terminate immediately following the Exclusivity Period. The termination of this Agreement shall not affect the liability of a Party for breach of any of the provisions of this Agreement prior to termination.
6.   This Agreement shall be construed in accordance with the internal laws of the State of Delaware without regard to principles of choice or conflicts of law. If any provision of portion of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law. This Agreement may be executed in one or more counterparts, all of which together shall constitute one and the same agreement. This Agreement represents the entire agreement of the Parties concerning the subject matter hereof and supersedes any prior or contemporaneous oral (or any prior written) agreements concerning the subject matter hereof.
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The Parties have caused this Agreement to be duly executed on the date first written above.
PACIRA BIOSCIENCES, INC.
By:
/s/ David Stack

Name:
David Stack

Title:
Chief Executive Officer & Chairman

FLEXION THERAPEUTICS, INC.
By:
/s/ Michael Clayman

Name:
Michael Clayman

Title:
Chief Executive Officer